SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A

                                  Amendment #1

                   Under the Securities Exchange Act of 1934




                         TRANSKARYOTIC THERAPIES, INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.01 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  893735 10 0
                               -----------------
                                 (CUSIP Number)


William K. Hoskins, Esq.                         Harry R. Benz
General Counsel                                  Hoechst Corporation
Hoechst Marion Roussel, Inc.                     Route 202-206
10236 Marion Park Drive                          P.O. Box 2500
Kansas City, Missouri 64137-1405                 Somerville, NJ 08876-1258
(816) 966-4000                                   (517) 636-1000
---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                October 22, 1996
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4)(i)(A) or (B), check the following box. [ ]

Check the following box if a fee is being paid with this statement [   ].


                                  Page 1 of 11

                           Exhibit Index is at Page 7

CUSIP No.  893735 10 0
___________________________________________________________________________

1)   Name of Reporting Person and its         Hoechst Marion Roussel, Inc.
     I.R.S. Identification Number                 44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                (a)[   ]
     a Member of a Group                                         (b)[ X ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                                  WC
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                               [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________

6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                             2,187,408
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                        2,187,408
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                          2,187,408
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     13.2%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

CUSIP No.  893735 10 0
___________________________________________________________________________

1)   Name of Reporting Person and its              Hoechst Corporation
     I.R.S. Identification Number                  22-1862783
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[ X ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                         Not applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________

6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                             2,187,408
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                        2,187,408
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                          2,187,408
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     13.2%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

     This Amendment to the Statement on Schedule 13D (the "Schedule 13D") with respect to the Common Stock of Transkaryotic Therapies, Inc. (the "Issuer"), of Hoechst Marion Roussel, Inc., a Delaware corporation ("HMRI"), and Hoechst Corporation, a Delaware corporation ("HCorp"), is filed solely to incorporate the following exhibits:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
-------   ---------------------------------

  I       Information concerning directors and executive officers of HMRI.
  J Information concerning directors and executive officers of HCorp and Hoechst AG.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST MARION ROUSSEL, INC.



Date: November 12, 1996                 By:  /s/ William K. Hoskins
                                             William K. Hoskins
                                             Vice President,
                                             General Counsel, and
                                             Corporate Secretary

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST CORPORATION



Date:  November 12, 1996                By:  /s/ David A. Jenkins
                                             David A. Jenkins
                                             Vice President, General
                                             Counsel and Secretary

                                 EXHIBIT INDEX


Exhibit No.         Description                                  Page No.
-----------         ------------                                 ---------

I         Information concerning directors and                      8
          executive officers of HMRI.

J         Information concerning directors and                      9
          executive officers of HCorp and Hoechst AG.

                                   Exhibit I

             Directors and Officers of Hoechst Marion Roussel, Inc.

     The following sets forth the name, title, business address, and present principal occupation of each of the directors and executive officers of HMRI as of June 1, 1996. All are citizens of the United States unless otherwise indicated in parentheses under his or her name.

Name                     Title                    Address
----                     -----                    -------

Peter W. Ladell          President and Chief      10236 Marion Park Drive
(Canada)                 Executive Officer        Kansas City, MO  64137
                         and Director of HMRI

Alban W. Schuele         Director of HMRI         Hoechst AG
                                                  65926 Frankfurt Main
                                                  Germany

James P. Mitchum         Vice President and       10236 Marion Park Drive
                         Chief Financial          Kansas City, MO 64137
                         Officer

Kevin M. Hartley         Vice President and       10236 Marion Park Drive
                         Treasurer                Kansas City, MO 64137

Richard J. Markham       Deputy Head of the       Hoechst AG
                         Pharmaceutical Division  56926 Frankfurt Main
                         of Hoechst AG and        Germany
                         Director of HMRI

Jean-Pierre Godard       Head of the Pharma-      Hoechst AG
(France)                 ceuticals Division of    65926 Frankfurt Main
                         Hoechst AG and President Germany
                         of the Board of Roussel
                         Uclaf; Director of HMRI

Horst Waesche            Member of the Board of   Hoechst AG
(Germany)                Management; Pharmaceuti- 65926 Frankfurt Main
                         cal and Diagnostics      Germany
                         Divisions; Schwarzkopf
                         of Hoechst AG
                         and Director of HMRI

Tommy R. White           Vice President, Human    10236 Marion Park Drive
                         Resources and Corporate  Kansas City, MO  64137
                         Relations

Kirk R. Schueler         Vice President, U. S.    10236 Marion Park Drive
                         Commercial Director      Kansas City, MO  64137

Charles A. Portwood      Vice President,          10236 Marion Park Drive
                         Operations               Kansas City, MO  64137

William K. Hoskins       Vice President,          10236 Marion Park Drive
                         General Counsel and      Kansas City, MO  64137
                         Corporate Secretary

                                   EXHIBIT J

                          CERTAIN INFORMATION RELATING
                      TO DIRECTORS AND EXECUTIVE OFFICERS

     1.   Directors and Executive Officers of Hoechst AG.
          -----------------------------------------------

     The following table sets forth the name, business address, present principal occupation or employment of each member of the Supervisory Board and the Board of Management (substantially the same as directors and executive officers) of Hoechst AG. All of the members of the Supervisory Board and the Board of Management are citizens of Germany except for Messrs. Buhamrah, Drew, Furgler and Sonder who are citizens of Kuwait, the United States, Switzerland and Brazil respectively. Unless otherwise indicated, the business address of each of the individuals named below is Hoechst AG, 65926 Frankfurt Main, Germany, and each occupation set forth opposite the individual's name refers to employment with Hoechst AG.


Name and Business Address     Principal Present Occupation
-------------------------     ----------------------------
SUPERVISORY BOARD

Prof. Dr. rer. nat.           Honorary Chairman of the Supervisory Board
Dr. h.c. mult
Rolf Sammet

Erhard Bouillon               Chairman of the Supervisory Board

Arnold Weber                  Deputy Chairman of the Supervisory Board;
                              Chemical & textile laboratory technician;
                              Chairman of the Central Works Council and the Group Works Council of Hoechst AG

Dr.-Ing. E.h.                 Member of the Supervisory Board

Willi Esser                   Mechanic; Member of the Central Works Council
                              of Hoechst AG

Dietrich-Kurt Frowein         Member of the Board of Management of
                              Commerzbank AG

Dr. jur. Dr. h.c. mult.       Member of the Supervisory Board
Kurt Furgler

Prof. Dr. rer. nat.           Member of the Supervisory Board
Dr.-Ing. E.h.
Heinz Harnisch

Juergen Hilger                Computer specialist, Member of the Central
                              Works Council and the Group Works Council of
                              Hoechst AG

Dr. rer. nat.                 Graduate Chemist; Chairman of
Ingolf Hornke                 the Senior Executives' Committee of
                              Hoechst AG

Khaled. Saleh Buhamrah        Chairman & Managing Director of Petrochemical
                              Industries Co., Kuwait

Hermann-Heinz Konrad          Graduate Engineer; Deputy Chairman of the
                              Senior Executives' Committee of Hoechst AG

Rainer Kumlehn                Electrician; Regional Head of the IG Chemie-
                              Papier-Keramik Hessen

Prof. Dr. rer. nat.           President, Max-Planck-Gesellschaft, Munich
Dr. rer. nat. h.c.
Hubert Markl

Juergen Sarrazin              Chairman of the Board of Managing Directors
                              of Dresdner Bank AG

Egon Schaefer                 Electrician; Deputy Chairman of IG Chemie-
                              Papier-Keramik

Dr. jur.                      Chairman of the Board of Management of
Hans-Juergen Schinzler        Muenchner Rueckversicherungs-Gesellschaft

Konrad Starnecker             Skilled Chemical Plant Operative; Member of
                              the Central Works Council of Hoechst AG

Wolfgang Vetter               Fitter; Member of the Central Works
                              Council of Hoechst AG

Kurt F. Viermetz              Vice Chairman of J.P. Morgan & Co. Inc.

Adam Wegehingel               Machinist; Member of the Council of the
                              Gersthofen of Hoechst AG

BOARD OF MANAGEMENT
-------------------

Juergen Dormann               Chairman of the Board of Management

Dr. Ernest H. Drew, Ph.D.     Member of the Board of Management; Chemicals,
                              Specialty Chemicals, Technical Polymers
                              Divisions

Prof. Dr. rer. nat.           Member of the Board of Management;
Utz-Hellmuth Felcht           Director of Personnel; Research; Herberts,
                              SGL Carbon, Hoechst CeramTec

Dipl. -Kfm.                   Member of the Board of Management;
Justus Mische                 Europe, Africa; Materials Management

Dr. -Ing.                     Member of the Board of Management; Messer
Ernst Schadow                 Griesheim, Uhde; Engineering and
                              Environmental Protection; Hoechst Site

Dr. Klaus J. Schmieder        Member of the Board of Management

Dr. rer. nat.                 Member of the Board of Management;
Karl-Gerhard Seifert          Pharmaceutical and Diagnostics Divisions;
                              Schwarzkopf

Claudio Sonder                Member of the Board of Management; Member of
                              the Supervisory Board of Hoechst Schering
                              AgrEvo GmbH; and Chairman of the Supervisory
                              Board of Hoechst do Brasil, San Paulo

Dipl.-Ing.                    Member of the Board of Management; Asia;
Horst Waesche                 AgrEvo; Hoechst Veterinar; Informatics and
                              Communication

     2.   Directors and Executive Officers of Hoechst Corporation.
          --------------------------------------------------------

     The following table sets forth the name and present principal occupation or employment of each director and executive officer of Hoechst Corporation. All such directors and officers are citizens of the United States, except Mr. Schmieder who is a citizen of Germany. The business address of Messrs. Benz, Jenkins, Premdas and Smedley is Hoechst Celanese Corporation ("HCC"), Route 202-206, P.O. Box 2500, Somerville, New Jersey 08876-1258, and the business address of Messrs. Drew, Schmieder and Schuele is Hoechst AG, 65926 Frankfurt Main, Germany.

Name/Position with Parent     Principal Present Occupation
-------------------------     ----------------------------
Harry R. Benz                 Senior Vice President - Finance,
Senior Vice President -       Chief Financial Officer and Director - HCC
Finance, Chief Financial
Officer and Director

Dr. Ernest H. Drew, Ph.D.     See "Directors and Executive Officers of
Chairman of the Board,        Hoechst AG"
CEO & President and
Director

David A. Jenkins              Vice President and General Counsel and
Vice President and General    Director - HCC
Counsel and Director

Perry W. Premdas              Vice President and Treasurer - HCC
Vice President and
Treasurer

Dr. Klaus J. Schmieder        See "Directors and Executive Officer of
Director                      Hoechst AG"

Alban W. Schuele              See "Directors and Officers of Hoechst Marion
Vice President and            Roussel, Inc."
Director

Raymond W. Smedley            Vice President and Controller - HCC
Vice President
and Controller